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                          PAMIDA HOLDINGS CORPORATION
                                8800 "F" Street
                             Omaha, Nebraska 68127

                                                                   May 17, 1999

Dear Stockholders:

   We are pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of May 10, 1999 (the "Merger Agreement"), with ShopKo Stores, Inc. ("Parent") and ShopKo Merger Corp., a wholly-owned subsidiary of Parent (the "Offeror"). Pursuant to the Merger Agreement, Offeror has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding common stock, $.01 par value per share (the "Shares"), of the Company at a purchase price of $11.50 per Share, net to the stockholder in cash. Following the successful consummation of the Offer, Offeror will be merged with and into the Company (the "Merger") and the Company will become a wholly-owned subsidiary of Parent.

   Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion dated May 10, 1999 of Johnson Rice & Company L.L.C., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $11.50 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders.

   Certain stockholders and directors of the Company owning approximately 18.7% of the Shares on a fully diluted basis (excluding nonvoting shares) have agreed to tender their Shares. The principal stockholder of the Company also has agreed to sell all of its shares of nonvoting common stock of the Company to Offeror; such stockholder is the only holder of nonvoting common stock of the Company.

   In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated May 17, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the subsequent Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,
                          [SIG OF STEVEN F. FISHMAN]
                                          Steven S. Fishman
                                          Chairman of the Board, President and
                                           Chief Executive Officer